FAIRFAX  News Release
Stock Symbol:  TSX (FFH and FFH.U)

TORONTO, January 19, 2012

FAIRFAX TO PURCHASE INTEREST IN THAI REINSURER

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announced today that it has entered into an agreement to acquire approximately 25% of the issued and outstanding shares of Thai reinsurer, Thai Reinsurance Public Company Limited, for approximately US$70 million.  As part of the purchase, Fairfax will have the right to nominate two members to the Board of Directors of Thai Re and will also assist Thai Re with its investment portfolio.

Subject to the approval of the shareholders of Thai Re, the successful conclusion of Thai Re’s previously announced rights offering and the receipt of all requisite regulatory approvals, the transaction is expected to close in the second quarter of 2012.

“We are pleased to be partnering with the leading reinsurer in Thailand,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax. “Surachai Sirivallop, Chief Executive Officer of Thai Re, has an outstanding track record of underwriting profitability since he began managing the company 22 years ago. We look forward to working with Surachai and his excellent management team to further develop their business.”

Thai Re is a professional reinsurer with over Baht 2 billion in equity providing reinsurance coverage for property, casualty, engineering, marine, and life customers.  Thai Re also offers risk management consulting, technical assistance, marketing support, education and information services.  The company is headquartered in Bangkok, Thailand and has been operating in the reinsurance market since 1979.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                        John Varnell, Chief Financial Officer, at (416) 367-4941

Media Contact:
Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946